Filed Pursuant to Rule 253(g)(2)

File No. 024-11699

Offering Circular Supplement No. 2

December 3, 2024

USA Opportunity Income One, Inc.

7% USA REAL ESTATE BONDS

12% USA REAL ESTATE BONDS

MAXIMUM OFFERING AMOUNT: $75,000,000

MINIMUM OFFERING AMOUNT: $0

This Offering Circular Supplement (the “Supplement”) supplements the Offering Circular of USA Opportunity Income One, Inc., a Puerto Rican corporation (the “Company”), dated June 6, 2024, and Offering Circular Supplement No. 1 dated September 4, 2024 (together the “Offering Circular”) relating to the Company’s offering of up to $75,000,000 of its “USA Real Estate Bonds” consisting of (i) “7% USA Real Estate Bonds” and (ii) “12% USA Real Estate Bonds” on a best efforts basis in increments of $1,000, in a “Tier 2 Offering” under Regulation A (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular. The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Extension of Offering Period

The Company’s Board of Directors has decided to extend the Offering period for an additional 90 days from December 3, 2024, until March 3, 2025.

All sections of the Offering Circular should be read in conjunction with this Supplement. All sections of the Offering Circular that are not supplemented herein, remain the same in their entirety.